FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 8, 2013

FAIRFAX ANNOUNCES EARLY REDEMPTION OF NOTES DUE 2017
(Note: All dollar amounts in this press release are expressed in US dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that on March 11, 2013, it is redeeming all of its 7.75% Senior Notes due 2017 (the “Notes”) at a redemption price of 103.875% of the principal amount of the Notes plus accrued and unpaid interest, if any.  There is approximately $36 million principal amount of Notes currently outstanding.

Questions on the redemption may be directed to The Bank of New York Mellon, as paying agent, to Lesley Daley, Senior Associate-Relationship Manager, International Corporate Trust, 101 Barclay Street, 4E, New York, N.Y. 10286, Telephone: (212) 815-2719, Fax: (212) 815-5366.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946